Exhibit 12.1

Susser Holdings Corporation (Consolidated)

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Fiscal Year Ended					Nine Months Ended September 27, 2009
	January 2, 2005	January 1, 2006	December 31, 2006	December 30, 2007	December 28, 2008
Earnings:
Consolidated pretax income (loss) from continuing operations	6,047	(20,642)	(3,698)	10,499	26,873	13,196
Minority interest in income of consolidated subsidiaries	64	76	61	42	48	—
Loss (income) on equity investments	(55)	—	(442)	(512)		—
Fixed charges	18,742	22,104	31,808	24,881	50,623	37,448
Capitalized interest	—	(275)	(346)	(550)	(170)	(209)
Amortization of capitalized interest	4	11	48	45	63	80

Total earnings available for fixed charges	24,802	1,274	27,432	34,405	77,437	50,515

Fixed Charges:
Interest expense	15,615	18,397	23,426	15,677	36,545	26,285
Capitalized interest	—	275	346	550	170	209
Estimated interest portion of rent expense	2,748	3,093	7,207	8,201	10,995	8,631
Amortization of debt issue costs and premiums	379	339	829	1,148	2,913	2,324

Total fixed charges	18,742	22,104	31,808	25,576	50,623	37,449

Ratio of earnings to fixed charges	1.32	(a )	(a )	1.37	1.53	1.35

Notes:

(a)	Earnings for the years ended January 1, 2006 and December 30, 2006 were inadequate to cover fixed charges. The deficiencies were $20.8 million and $4.4 million, respectively. Included in the fiscal 2005 results is $17.3 million of compensation expense recognized for options redeemed related to our December 2005 recapitalization.